ENDORSEMENT APPLICABLE TO SPECIAL DOLLAR COST AVERAGING

This endorsement is part of your Contract/Certificate, and the same definitions apply to the capitalized terms used herein. The benefit described in this endorsement is subject to all the terms contained in your Contract/Certificate, except as modified below.

In this endorsement, "we", "our", and "us" means Equitable Life Assurance Society of the United States and "you" and "your" means the Owner.

SPECIAL DOLLAR COST AVERAGING PROGRAM

Under a Special Dollar Cost Averaging program, you allocate all or any portion of your contribution to an interest bearing account for the program. We transfer a portion of each amount allocated to the account (including accrued interest) to the Investment Options according to your allocation instructions on a systematic [monthly] basis, such that all amounts are transferred out of the account by the end of the program. Transfers will be made on a first-in first-out (fifo) basis. Each program is for a [three, six, or twelve] month period or such other period we may make available to you in the future. The minimum initial amount that you may allocate to the account for a Special Dollar Cost Averaging program is [$2,000]. The minimum subsequent contribution to an existing program is [$250.00]. Subsequent contributions to an existing Special Dollar Cost Averaging program will not extend the expiration date of that program.

You may elect to participate in a Special Dollar Cost Averaging program at any time, but you may have only one program in effect at a time. At the expiration of a Special Dollar Cost Averaging program, you may start a new program.

Any amount held in an account for Special Dollar Cost Averaging becomes part of our general assets, which support the guarantees of this Contract/Certificate and other contracts. We will credit the amount of each contribution allocated to and remaining in an account for Special Dollar Cost Averaging with interest at the effective annual rate that was applicable to your program on the Transaction Date of the contribution. We may set different rates for programs of different duration. Any contributions allocated to an account for Special Dollar Cost Averaging during the 60 days following the date of your application for the Contract/Certificate will earn the interest rate that was in effect on the application date.

TRANSFER RULES

You may not transfer Annuity Account Value into an account for Special Dollar Cost Averaging. Any request by you to transfer amounts out of an account for Special Dollar Cost Averaging, other than your regularly scheduled transfers to the Investment Options as part of a Special Dollar Cost Averaging program, will terminate that Special Dollar Cost Averaging program. Any amount remaining in the account for Special Dollar Cost

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Averaging after such a transfer will be transferred to your other Investment
Options according to your then current allocation instructions.

EFFECT OF WITHDRAWALS

Any withdrawal from an account for Special Dollar Cost Averaging will terminate that Special Dollar Cost Averaging program. Any amounts remaining in the account for Special Dollar Cost Averaging after such a withdrawal will be transferred to your other Investment Options according to your then current allocation instructions.


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



/s/ Christopher M. Condron                  /s/ Pauline Sherman
------------------------------------        ------------------------------------
Christopher M. Condron                      Pauline Sherman
Chairman and Chief Executive Officer        Senior Vice President, Secretary and
                                            Associate General Counsel


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